BIG BROTHER HOLDING COMPANY, LLC
DBA BEER CHURCH BREWING CO.
a Michigan limited liability company

$100,000 Regulation Crowdfunding Offering

Revenue Sharing Agreements

July 15, 2016

A CROWDFUNDING INVESTMENT INVOLVES RISK. INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT OR ANY OTHER OFFERING MATERIALS PROVIDED TO INVESTORS.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OF COMPLETENESS OF ANY OFFERING DOCUMENT OR LITERATURE.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE U.S. SECURITIES AND EXCHANGE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

The offering materials being provided to you relate to the offer and sale of revenue sharing agreements (collectively, "RSAs" and each, a "RSA") in Big Brother Holding Company, LLC, a Michigan limited liability company doing business as Beer Church Brewing Co. (the "Company"). The Company is seeking to raise $100,000.00 (the " Offering Amount") through the offer and sale of the RSAs (the "Offering"). The RSAs entitle investors to their pro rata share of 3.0% (the "Revenue Share Percentage") of the gross revenue collected by the Company each calendar month, commencing with the first full calendar month immediately following the successful closing (the " Closing") of the Offering, as defined in the Revenue Sharing Agreement, until such time as the investor has received payments totaling in the aggregate 1.5 times such investor's original investment amount (the "Maximum Revenue Share Amount").

The Offering shall be available to potential investors until 11:59 p.m., Eastern Standard Time, on June 30, 2017 (the "Offering Deadline"). Subscribers may cancel their investment commitment for an RSA and have their funds returned, using the methods provided to them via the Localstake Marketplace Platform, for any reason until 48 hours prior to the Offering Deadline. The RSAs are offered by the Company on a best efforts basis as specified herein. The Offering is contingent upon the Company's receipt of the Offering Amount prior to the Offering Deadline. If the sum of investment commitments does not equal or exceed the Offering Amount at the Offering Deadline, no RSAs will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned. Any RSAs subscribed for by officers or managers of the Company (or their affiliates or related persons thereof) will be counted in determining whether the Offering Amount has been satisfied. At the commencement of this Offering, it is not expected that the officers or managers of the Company will participate in the Offering.

All funds received from subscribers will be held in an escrow account (the "Escrow Account") established by the Company with Old National Wealth Management (the "Escrow Agent") until the Offering Amount has been satisfied. Once the Offering Amount has been received by the Escrow Agent in the Escrow Account, pursuant to the terms of the Escrow Agreement by and between the Company and the Escrow Agent, subscribers will be notified electronically via the Localstake Marketplace Platform. If the Company reaches the Offering Amount prior to the Offering Deadline, the Company may close the Offering early provided that (a) the Offering has been available on the Localstake Marketplace Platform for a minimum of twenty-one (21) days, (b) the Company has notified potential investors about the new offering deadline at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment, as described below), (c) investors are given the opportunity to reconsider their investment decision and cancel their investment commitment until 48 hours prior to the new offering deadline, and (d) at the time of the new offering deadline, the Company continues to meet the Offering Amount. The Company will continue to accept investment commitments during the 48-hour period prior to the new offering deadline.

Upon the closing of the Offering, the Escrow Agent will initiate the transfer of subscriber funds from the Escrow Account to a deposit account maintained by the Company, which funds shall constitute net Offering proceeds usable by the Company for the purposes outlined herein. If a subscriber does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline (or the new offering deadline in the event the Company is closing the Offering early pursuant to the foregoing paragraph), such subscriber's funds will be released by the Escrow Agent from the Escrow Account to the Company as set forth above and the subscriber will receive an RSA in exchange for his or her investment, documented through the receipt of an executed copy of the RSA, which will also be recorded and maintained on the books of the Company. The Company does not intend to employ the services of a transfer agent. Subscriber funds will not earn interest while in escrow and no interest will be returned with subscriber funds if the Offering is not consummated. Should the Company receive subscriptions for greater than the Offering Amount, the Company will determine, in its sole discretion, which subscriptions to accept up to the Offering Amount. The Company reserves the right to reject subscription documents based upon the Company's review thereof for any reason or for no reason.

Should a material change be made by the Company to the Offering Materials provided to potential investors, including, but not limited to a change to the Offering Deadline or Offering Amount, Localstake will provide to all potential investors who have made investment commitments notice of the material change. If the subscriber does not reconfirm his or her investment commitment within five (5) business days of receipt of such notice, the subscriber's investment commitment will be cancelled. If the subscriber fails to reconfirm his or her investment within those five (5) business days, Localstake, within five (5) business days thereafter, will provide the subscriber a notification disclosing that the investment commitment was cancelled, the reason for the cancellation and the refund amount that the subscriber should expect to receive, and direct that the Escrow Agent return all funds submitted to the Escrow Account by such subscriber to the subscriber.

This Offering is made in reliance on the exemption from registration in Securities Act Section 4(a)(6) and in accordance with Section 4A and Regulation Crowdfunding (§ 227.100 *et seq*.). Regulation Crowdfunding sets forth certain statutory investment limitations for purchasers of securities offered pursuant thereto. The RSAs will be offered and sold only to persons whose investment in the RSAs, together with any other investments made in any Regulation Crowdfunding offering during the 12-month period preceding the date of such transaction, does not exceed: (i) the greater of $2,000 or 5 percent of the lesser of the investor's annual income or net worth if either the investor's annual income or net worth is less than $100,000; or (ii) 10 percent of the lesser of the investor's annual income or net worth, not to exceed an amount sold of $100,000, if both the investor's annual income and net worth are equal to or more than $100,000 ((i) and (ii) collectively referred to as the "Qualified Investors"), and who meet certain other qualifications. The minimum investment that will be accepted by the Company from a Qualified Investor is $500.

The Company has designated the use of the net proceeds of this Offering to pay down existing construction debts and support the buildout of the 'Louvre' design concept of the customer facing restaurant and tasting room of the brewery. Review a full breakdown of the uses of the Offering proceeds on the Funding tab for the Company on the Localstake Marketplace Platform.

As compensation for Localstake Marketplace LLC's ("Localstake") services in connection with the Offering, Localstake shall be entitled to receive a placement fee paid by the Company (the "Placement Fee"). The table below shows the Gross Proceeds, estimated Placement Fee and Net Proceeds for the Offering.

	Purchase Price	Selling Commissions[1]	Net Proceeds
Offering Amount	$100,000	$5,000	$95,000

(1) Estimated placement fee payable by the Company to Localstake. The Company will pay a Placement Fee of 5% on all Gross Proceeds received by the Company from the sale of the RSAs in the Offering. The Company will also pay Localstake a monthly subscription fee of $499 for the duration of the Offering, which is not included in the Selling Commissions.

Persons interested in subscribing for the RSAs will be required to complete and return to the Company a Qualified Investor Questionnaire and Subscription Agreement, and will be required to become a party to a Revenue Sharing Agreement, which fully provides for the terms of the RSAs.

Payment totaling the investment amount can be made by domestic wire, check or ACH transfer if such functionality is available. Instructions for each method of payment will be provided upon investment over the Localstake Marketplace Platform.

DISCLOSURES

THE RSAs OFFERED BY THE COMPANY HAVE NOT BEEN REGISTERED UNDER THE FEDERAL SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY APPLICABLE STATE SECURITIES LAWS, IN RELIANCE ON THE EXEMPTION FROM REGISTRATION IN SECURITIES ACT SECTION 4(A)(6) AND IN ACCORDANCE WITH SECTION 4A AND REGULATION CROWDFUNDING (§ 227.100 *ET SEQ.*). THE INVESTMENT CONTEMPLATED BY THE RSAs HAS NOT BEEN RECOMMENDED, APPROVED, OR DISAPPROVED BY THE SEC, OR ANY STATE SECURITIES COMMISSION, OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THESE AUTHORITIES PASSED UPON OR ENDORSED THE MERITS OF THIS OFFERING OR THE ACCURACY, COMPLETENESS, OR ADEQUACY OF THE OFFERING MATERIALS.

AN INVESTMENT IN THE RSAs IS SPECULATIVE AND INVOLVES A HIGH DEGREE OF RISK. AN INVESTMENT IN THE COMPANY SHOULD NOT BE MADE BY PERSONS UNABLE TO BEAR THE RISK OF LOSS OF THEIR ENTIRE INVESTMENT OR BY PERSONS WHO MAY HAVE A NEED FOR LIQUIDITY FROM THEIR INVESTMENT. IN MAKING AN INVESTMENT DECISION, YOU MUST RELY ON YOUR EXAMINATION OF THE COMPANY AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. LIKE ALL INVESTMENTS, AN INVESTMENT IN THE COMPANY INVOLVES THE RISK OF THE LOSS OF CAPITAL, AND THE RSAs SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT AFFORD THE LOSS OF HIS, HER OR ITS ENTIRE INVESTMENT. INVESTORS MUST BE PREPARED TO BEAR THE ECONOMIC RISK OF AN INVESTMENT IN THE COMPANY FOR AN INDEFINITE PERIOD OF TIME AND BE ABLE TO WITHSTAND A TOTAL LOSS OF THEIR INVESTMENT.

THE RSAs WILL NOT BE SOLD TO AN INVESTOR UNTIL SUCH INVESTOR DELIVERS AN EXECUTED REPRESENTATION, AS CONTAINED IN THE QUALIFIED INVESTOR QUESTIONNAIRE AND SUBSCRIPTION AGREEMENT, THAT HE, SHE OR IT IS A QUALIFIED INVESTOR AND MEETS CERTAIN STANDARDS. PERSONS WHO ARE NOT QUALIFIED INVESTORS ARE NOT PERMITTED TO INVEST. THE FACT THAT A PERSON IS A QUALIFIED INVESTOR REPRESENTS THE MINIMUM SUITABILITY REQUIREMENT FOR AN INVESTOR, AND COMPLIANCE WITH SUCH STANDARDS DOES NOT NECESSARILY INDICATE THAT THIS WOULD BE A SUITABLE INVESTMENT FOR SUCH PERSON.

THE COMPANY WILL HAVE THE RIGHT TO REFUSE ANY SUBSCRIPTION IN ITS SOLE DISCRETION AND FOR ANY REASON (OR NO REASON), INCLUDING THE COMPANY'S BELIEF THAT AN INVESTOR DOES NOT MEET THE APPLICABLE SUITABILITY REQUIREMENTS OR THAT EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF ANY APPLICABLE JURISDICTION ARE NOT AVAILABLE WITH RESPECT TO THE ISSUANCE OF THE RSAS TO ANY INVESTOR UNDER THIS OFFERING. THE COMPANY MAY MAKE OR CAUSE TO BE MADE SUCH FURTHER INQUIRY AND OBTAIN SUCH ADDITIONAL INFORMATION AS IT DEEMS APPROPRIATE WITH REGARD TO THE SUITABILITY OF PROSPECTIVE INVESTORS. THE COMPANY RESERVES THE RIGHT TO MODIFY THE SUITABILITY STANDARDS

WITH RESPECT TO CERTAIN INVESTORS IN ORDER TO COMPLY WITH ANY APPLICABLE STATE OR LOCAL LAWS, RULES, REGULATIONS OR OTHERWISE.

THERE IS NO MARKET FOR THE RSAs AND NO SUCH MARKET IS EXPECTED TO DEVELOP FOLLOWING THE OFFERING. THE RSAs ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD BY ANY PURCHASER OF SUCH SECURITIES DURING THE ONE-YEAR PERIOD BEGINNING WHEN THE SECURITIES WERE ISSUED, UNLESS SUCH SECURITES ARE TRANSFERRED (i) TO THE COMPANY; (ii) TO AN ACCREDITED INVESTOR AS DEFINED IN RULE 501(a) OF REGULATION D PROMULGATED UNDER THE SECURITIES ACT; (iii) AS PART OF AN OFFERING REGISTERED WITH THE SEC; OR (iv) TO A MEMBER OF THE FAMILY OF THE PURCHASER OR THE EQUIVALENT, TO A TRUST CONTROLLED BY THE PURCHASER, TO A TRUST CREATED FOR THE BENEFIT OF A MEMBER OF THE FAMILY OF THE PURCHASER OR THE EQUIVALENT, OR IN CONNECTION WITH THE DEATH OR DIVORCE OF THE PURCHASER OR OTHER SIMILAR CIRCUMSTANCE. THE TERM "MEMBER OF THE FAMILY OF THE PURCHASER OR THE EQUIVALENT" INCLUDES A CHILD, STEPCHILD, GRANDCHILD, PARENT, STEPPARENT, GRANDPARENT, SPOUSE OR SPOUSAL EQUIVALENT, SIBLING, MOTHER-IN-LAW, FATHER-IN-LAW, SON-IN-LAW, DAUGHTER-IN-LAW, BROTHER-IN-LAW, OR SISTER-IN-LAW OF THE PURCHASER, AND INCLUDES ADOPTIVE RELATIONSHIPS. THE TERM "SPOUSAL EQUIVALENT" MEANS A COHABITANT OCCUPYING A RELATIONSHIP GENERALLY EQUIVALENT TO THAT OF A SPOUSE.

THE BUSINESS OF THE COMPANY WAS FOUNDED IN OCTOBER 2014 AND THE COMPANY HAS NO REVENUES, IS GENERATING NO PROFITS, HAS LIMITED NET WORTH, AND HAS NO OPERATING HISTORY.

INVESTORS WILL NOT BECOME MEMBERS OF THE COMPANY AND SHALL HAVE NO RIGHTS TO SHARE IN THE COMPANY'S NET ASSETS (OTHER THAN PURSUANT TO THEIR RSAS), CASH FLOW, OR NET INCOME, AND SHALL HAVE NO VOTING OR DIVIDEND RIGHTS, AS A RESULT OF HIS, HER OR ITS INVESTMENT.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY AND IS BEING FURNISHED SOLELY FOR YOUR USE IN CONNECTION WITH THE OFFERING. THE OFFERING MATERIALS (TOGETHER WITH ANY AMENDMENTS OR SUPPLEMENTS AND ANY OTHER INFORMATION THAT MAY BE FURNISHED BY THE COMPANY) INCLUDES OR MAY INCLUDE CERTAIN FORWARD-LOOKING STATEMENTS, ESTIMATES, AND PROJECTIONS WITH RESPECT TO THE COMPANY'S ANTICIPATED FUTURE PERFORMANCE. EXAMPLES OF FORWARD-LOOKING STATEMENTS INCLUDE STATEMENTS REGARDING THE COMPANY'S FUTURE SALES, PURCHASE ORDERS, FINANCIAL RESULTS, OPERATING RESULTS, ACQUISITIONS, BUSINESS AND MONETIZATION STRATEGIES, PROJECTED COSTS, REVENUES, PRODUCTS, COMPETITIVE POSITIONS AND PLANS AND OBJECTIVES OF MANAGEMENT FOR FUTURE OPERATIONS. IN SOME CASES, FORWARD-LOOKING STATEMENTS CAN BE IDENTIFIED BY TERMINOLOGY SUCH AS "MAY," "WILL," "SHOULD," "WOULD," "EXPECTS," "PLANS," "ANTICIPATES," "BELIEVES," "ESTIMATES," "PREDICTS," "POTENTIAL," "CONTINUE," OR THE NEGATIVE OF THESE TERMS OR OTHER COMPARABLE TERMINOLOGY. SUCH FORWARD-LOOKING STATEMENTS, ESTIMATES, AND PROJECTIONS ARE NOT GUARANTEES OF FUTURE PERFORMANCE AND REFLECT VARIOUS ASSUMPTIONS OF THE COMPANY'S MANAGEMENT THAT MAY OR MAY NOT PROVE CORRECT AND

INVOLVE VARIOUS RISKS AND UNCERTAINTIES OVER WHICH THE COMPANY MAY HAVE NO INFLUENCE OR CONTROL. NO INDEPENDENT PARTY HAS VERIFIED OR CONFIRMED THE REASONABLENESS OF THE ASSUMPTIONS THAT FORM THE BASIS OF THE FORECASTS. THESE AND MANY OTHER FACTORS COULD AFFECT THE COMPANY'S FUTURE FINANCIAL AND OPERATING RESULTS, AND COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM EXPECTATIONS BASED ON FORWARD-LOOKING STATEMENTS MADE IN THE OFFERING MATERIALS OR ELSEWHERE BY THE COMPANY (OR ON ITS BEHALF). THE LIKELIHOOD OF THE COMPANY'S SUCCESS MUST BE CONSIDERED IN LIGHT OF THE PROBLEMS, EXPENSES, DIFFICULTIES, COMPLICATIONS, AND DELAYS FREQUENTLY ENCOUNTERED IN CONNECTION WITH GROWING AN EARLY STAGE COMPANY. THERE CAN BE NO ASSURANCE THAT THE COMPANY WILL GENERATE ANY PARTICULAR LEVEL OF REVENUE OR WILL BE ABLE TO OPERATE PROFITABLY. LOCALSTAKE EXPRESSLY DISCLAIMS ANY REPRESENTATION OR WARRANTY REGARDING INVOLVEMENT IN OR RESPONSIBILITY FOR ANY FORWARD LOOKING STATEMENTS CONTAINED IN THE OFFERING MATERIALS.

ONLY THE INFORMATION EXPRESSLY SET FORTH IN THE OFFERING MATERIALS OR CONTAINED IN DOCUMENTS FURNISHED BY THE COMPANY UPON REQUEST MAY BE RELIED UPON IN CONNECTION WITH THIS OFFERING. NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THE OFFERING MATERIALS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON. ACCESS TO THE OFFERING MATERIALS AT THIS TIME DOES NOT IMPLY THAT INFORMATION THEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THIS DATE.

THE OFFERING MATERIALS PROVIDED TO INVESTORS DO NOT PURPORT TO BE ALL-INCLUSIVE OR CONTAIN ALL OF THE INFORMATION THAT YOU MAY DESIRE IN INVESTIGATING THE COMPANY. YOU MUST RELY ON YOUR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED IN MAKING AN INVESTMENT IN THE RSAs. PRIOR TO MAKING AN INVESTMENT DECISION, YOU SHOULD CONSULT YOUR OWN COUNSEL, ACCOUNTANTS, AND OTHER ADVISORS AND CAREFULLY REVIEW AND CONSIDER ALL OF THE OFFERING MATERIALS PROVIDED AND THE OTHER INFORMATION THAT YOU ACQUIRE. YOU SHOULD NOT CONSTRUE ANY STATEMENTS MADE IN THE OFFERING MATERIALS PROVIDED AS INVESTMENT, TAX OR LEGAL ADVICE.

ANY ADDITIONAL INFORMATION OR REPRESENTATIONS GIVEN OR MADE BY THE COMPANY IN CONNECTION WITH THE OFFERING, WHETHER ORAL OR WRITTEN, ARE QUALIFIED IN THEIR ENTIRETY BY THE INFORMATION SET FORTH IN THE OFFERING MATERIALS, INCLUDING, BUT NOT LIMITED TO, THE RISKS OF INVESTMENT. PLEASE SEE "RISKS OF INVESTMENT."

THE OFFERING MATERIALS DO NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITY IN ANY STATE OR OTHER JURISDICTION IN WHICH SUCH AN OFFER OR SOLICITATION IS NOT AUTHORIZED. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THE DATE INDICATED ABOVE. NEITHER ACCESS TO THE OFFERING MATERIALS NOR ANY SALE OF THE RSAs SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN

IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE COMPANY'S AFFAIRS AFTER THE DATE INDICATED ABOVE.

THE TERMS, CONDITIONS AND RESTRICTIONS OF THE RSAs ARE FULLY SET FORTH IN THE REVENUE SHARING AGREEMENT, WHICH YOU WILL BE REQUIRED TO EXECUTE IF YOU DECIDE TO INVEST, THE FORM OF WHICH HAS BEEN PROVIDED TO YOU IN THE OFFERING MATERIALS SECTION FOR THIS OFFERING ON THE LOCALSTAKE MARKETPLACE PLATFORM. YOU SHOULD NOT INVEST UNLESS YOU HAVE COMPLETELY AND THOROUGHLY REVIEWED THE PROVISIONS OF THE REVENUE SHARING AGREEMENT. IN THE EVENT THAT ANY OF THE TERMS, CONDITIONS, OR OTHER PROVISIONS OF THE REVENUE SHARING AGREEMENT ARE INCONSISTENT WITH OR CONTRARY TO THE INFORMATION PROVIDED IN THE OFFERING MATERIALS, THAT AGREEMENT WILL CONTROL.

THE OFFER OF THE RSAS BY THE COMPANY IS SUBJECT TO PRIOR SALE AND CERTAIN OTHER CONDITIONS. THE COMPANY RESERVES THE RIGHT, IN THE COMPANY'S SOLE DISCRETION AND FOR ANY REASON, TO WITHDRAW, CANCEL, OR MODIFY THE OFFERING AND TO ACCEPT OR REJECT SOME OR ALL OF ANY PROSPECTIVE INVESTMENT. THE COMPANY WILL HAVE NO LIABILITY TO ANY PROSPECTIVE PURCHASER IN THE EVENT THAT THE COMPANY TAKES ANY OF THESE ACTIONS.

ANY FEDERAL TAX DISCUSSION CONTAINED IN THE OFFERING MATERIALS WAS WRITTEN IN CONNECTION WITH THIS OFFERING BY THE COMPANY, AND IT IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANYONE FOR THE PURPOSE OF AVOIDING FEDERAL TAX PENALTIES THAT MAY BE IMPOSED BY THE FEDERAL GOVERNMENT. SINCE THE INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE COMPANY MAY NOT BE THE SAME FOR ALL INVESTORS, PROSPECTIVE INVESTORS ARE ENCOURAGED TO CONSULT THEIR OWN TAX ADVISORS, LAWYERS, OR ACCOUNTANTS WITH SPECIFIC REFERENCE TO THEIR OWN TAX SITUATIONS, INCLUDING THE APPLICATION AND EFFECT OF FEDERAL, STATE AND LOCAL TAX LAWS AND POSSIBLE CHANGES IN SUCH LAWS FOLLOWING THIS OFFERING. SEE "CERTAIN TAX CONSIDERATIONS".

EACH PROSPECTIVE INVESTOR'S SUBSCRIPTION FOR AND PURCHASE OF AN RSA IS GOVERNED BY, AND SUBJECT TO, THE TERMS AND CONDITIONS OF THE INVESTOR REGISTRATION AGREEMENT ENTERED INTO BETWEEN LOCALSTAKE AND SUCH PROSPECTIVE INVESTOR, INCLUDING, WITHOUT LIMITATION, THE INVESTMENT LIMITS ESTABLISHED BY LOCALSTAKE FOR SUCH PROSPECTIVE INVESTOR, LOCALSTAKE'S RIGHTS TO TERMINATE THE OFFERING OR ANY PROSPECTIVE INVESTOR'S REGISTRATION WITH LOCALSTAKE.

PROSPECTIVE INVESTORS ARE ENCOURAGED TO CONSULT THEIR OWN INVESTMENT OR TAX ADVISORS, ACCOUNTANTS, LEGAL COUNSEL, OR OTHER ADVISORS TO DETERMINE WHETHER AN INVESTMENT IN THE RSAs IS APPROPRIATE. SEE "RISKS OF INVESTMENT".

CERTAIN TAX CONSIDERATIONS

PROSPECTIVE PURCHASERS OF THE RSAS ARE URGED TO CONSULT THEIR TAX ADVISORS CONCERNING THE FEDERAL, STATE, LOCAL AND FOREIGN INCOME TAX CONSEQUENCES OF ACQUIRING, OWNING, AND DISPOSING OF, THE RSAS AS WELL AS THE APPLICATION OF STATE, LOCAL AND FOREIGN INCOME AND OTHER TAX LAWS. ANY FEDERAL TAX DISCUSSION CONTAINED IN THESE OFFERING MATERIALS, INCLUDING ANY ATTACHMENTS, WAS WRITTEN IN CONNECTION WITH THE OFFERING OF THE RSAS BY THE COMPANY, AND IS NOT INTENDED OR WRITTEN TO BE USED, BY ANYONE FOR THE PURPOSE OF AVOIDING FEDERAL TAX PENALTIES THAT MAY BE IMPOSED BY THE FEDERAL GOVERNMENT. NOTHING IN THESE OFFERING MATERIALS SHALL BE DEEMED TAX OR LEGAL ADVICE BY THE COMPANY, ITS MANAGERS OR MEMBERS.

General

The following discussion summarizes certain material U.S. federal income tax aspects of the purchase and ownership of the RSAs. This summary is based upon the Internal Revenue Code of 1986, as amended (the *"Code"*), the regulations thereunder, published administrative rulings, and judicial decisions in effect on the date of the Offering Materials. No assurance can be given that future legislative or administrative changes or court decisions will not significantly modify the statements expressed in these Offering Materials. Any such changes may or may not be retroactive with respect to transactions completed prior to the effective dates of such changes.

The following discussion is a general discussion of U.S. federal income tax consequences of investing in RSAs by individuals and does not purport to deal with all federal income tax consequences applicable thereto or the federal income tax consequences applicable to all categories of investors, some of which may be subject to special rules (e.g., investors who do not reside in or citizens of the U.S.). This discussion is not intended as a substitute for careful tax planning. Any federal tax discussion contained in these Offering Materials, including any attachments, was written in connection with the offering of RSAs by the Company, and is not intended or written to be used, by anyone for the purpose of avoiding federal tax penalties that may be imposed by the federal government. Prospective investors are urged to consult their own tax advisors, lawyers, or accountants with specific reference to their own tax situations.

Tax Characterization of the RSAs

The Company intends to treat RSAs as debt for federal tax purposes. No clear guidance exists that definitively provides that an RSA is either debt or equity for federal tax purposes; and thus, a risk exists that the Internal Revenue Service could successfully assert that RSAs should be treated as equity instead of debt. Such a determination is dependent upon all attendant facts and circumstances surrounding the issuance and holding of an RSA, including, but not limited to the following:

- the presence or absence of an unconditional promise to pay a sum certain at a fixed maturity date;
- the right to enforce payment of principal and interest;
- the status of the contribution in relation to regular corporate creditors (whether or not subordinate to general creditors);
- the intent of the parties, especially as to non-tax purposes

- the names given to the certificates evidencing the indebtedness;
- the source of payments;
- participation in management flowing as a result;
- thin or adequate capitalization;
- identity of interest between creditor and stockholder;
- source of interest payments;
- the ability of the entity to obtain loans from outside lending institutions;
- the extent to which the advance was used to acquire capital assets or to meet current operating expenses; and
- the failure of the debtor to repay on the due date or to seek a postponement, as well as the actual payment of the interest.

If the IRS were to prevail that RSAs should be treated as equity for tax purposes, each holder would be considered to be a member of the Company and, because the Company has elected to be taxed as a corporation, interest payments received by a holder could be recharacterized as corporate distributions (for example, dividends) which could impact the tax treatment of the holder. For example, distributions to an individual holder generally would constitute (i) dividends to the extent paid from current or accumulated Company earnings and profits, and (ii) the excess would be treated as a tax-free return of the holder's investment (up to the holder's tax basis in the RSA). Any additional distributions would be treated as capital gain to the holder.

Interest Received on the RSAs

Holders of an RSA, regardless of whether the holder reports income under the cash or accrual method of accounting, will be required to recognize interest income from an RSA each year under the original issue discount ("OID") rules contained in the Code, even if no payments are made with respect to the RSAs (so called "phantom income"). Because both the amount of each payment and the timing of the payments to holders of the RSAs are contingent on the Company's ability to generate revenue, a fixed payment schedule cannot be established. Consequently, the Company is required to use the "noncontingent bond method" contained in the Treasury Regulations to determine annual interest and principal payments to the holders of RSAs.

In general, under the noncontingent bond method the Company must first determine the yield at which a debt instrument with terms and conditions similar to an RSA could be issued by the Company (the "comparable yield") and prepare a projected payment schedule for the RSA which reasonably reflects the relative expected timing and amounts of the payments to be received by a holder of an RSA. Accruals of interest are then attributed to each day included in the projected payment schedule. If no payments are made during the year, the amount of interest reported to the holder would be equal to the amounts accrued as interest based on the project payment schedule. If payments are made during the year, the actual interest reported with respect to the RSA is determined by adjusting the amounts derived from the projected payment schedule for any differences between the actual payments made and the projected payment schedule. A positive adjustment occurs when the actual amount paid exceeds the projected amount, while a negative adjustment occurs when the actual amount paid is less than the projected amount.

All adjustments are netted for the tax year. A net positive adjustment is treated as additional interest for the year. A net negative adjustment first reduces the interest accrued on the RSA for the current year, then is treated as an ordinary loss to the extent of interest previously accrued on the RSA, and any excess adjustment is carried forward to future years. If any net negative adjustment remains at the time of a sale or retirement of the RSA, it is treated as a reduction in the proceeds received. A risk exists that the IRS could dispute these determinations, which could impact the amount, character and timing of the payments reported by the Company to the holder of an RSA. In the event RSAs are recharacterized by the IRS as equity as discussed in the previous section, the amount of dividend income to be reported by the holder will be determined based on concepts that are similar to those under the OID rules, and a holder could be required to recognize phantom dividend income even though the holder has not actually received any cash payments from the Company.

Gain or Loss on Disposition

If an RSA is sold, the selling holder will recognize gain or loss equal to the difference between the amount realized from the sale and the selling holder's adjusted basis in the RSA. The adjusted basis generally will equal the cost of the RSA paid by the seller, increased by any OID on the RSA included in the seller's income and reduced (but not below zero) by any payments on the RSA. Because the RSAs are characterized as contingent payment debt instruments under the Code and Treasury Regulations, any gain recognized upon a sale, exchange, retirement, or other disposition of an RSA will generally be treated as ordinary income and any loss will be ordinary to the extent of prior ordinary income inclusion.

Backup Withholding with Respect to the RSAs

Under certain circumstances, interest paid on an RSA may be subject to "backup withholding" of federal income tax. Backup withholding does not apply to corporations and certain other exempt recipients which may be required to establish their exempt status. Backup withholding generally applies if, among other circumstances, a non-exempt holder fails to furnish his or her correct social security number or other taxpayer identification number. Special backup withholding rules may apply when payment is made through one or more financial institutions or by a custodian, nominee, broker or other agent of the shareholder. If applicable, holders should contact their brokers to ensure that the appropriate procedures are followed, which will prevent the imposition of backup withholding.

RISKS OF INVESTMENT

An investment in the Company involves a high degree of risk, and should be regarded as speculative. Prospective investors should carefully consider the following investment risks, among others, in addition to the other information presented in the Offering Materials, in evaluating the Company for investment. The risks listed in the herein are not a complete list of potential risks facing the Company and it may encounter unexpected risks in the future, which, may adversely affect its performance.

Business Related Risks

1. The Company was formed in October 2014 is a startup company with no operating history. The Company has generated no revenues to-date. The Company's prospects must be considered in light of the risks frequently encountered by startup companies.

2. The projected results of the Company's financial positioning and business operations as reflected in the Offering Materials are based upon certain assumptions and estimates made by the Company's management. Actual future financial performance and operating results of the Company will be subject to fluctuations resulting from a number of factors, many of which are outside the Company's control. Under no circumstances should such information be construed to represent or predict that the Company is likely to achieve any particular results.

3. To date, the Company has developed no customer relationships. The failure to develop customer relationships could have a materially adverse effect on the Company's prospects, business, operating results, and financial condition.

4. The Company must achieve and maintain a certain level of quality in its product in order to retain customers and attract new ones. If the Company is unable to achieve a certain level of quality in its product, it may not be able to provide customers with its product or customers may discontinue their buying habits.

5. The success of the Company is dependent on the efforts of a limited number of key people and the Company has not purchased key person life insurance on any manager, officer, director, or key person. The company has also not made any arrangements to replace any manager, officer, director, or key person in the event of death or disability. The loss of key personnel could have a serious adverse effect on the Company's prospects, business, operating results, and financial condition.

6. Although the Company believes the proceeds of this Offering will provide adequate funding to develop and successfully support its business plans, there can be no assurances that such funds will be adequate. The Company has made no arrangements to obtain additional financing, and there can be no assurance that adequate additional financing on acceptable terms will be available when and if needed.

7. The Company will compete in a competitive market with other regional and national craft breweries. There can be no assurance that the Company will be able to compete successfully.

8. Management is unaware of any threatened or pending litigation against the Company or Management. However, potential future litigation could result in a material adverse effect on the Company's business, financial condition and results of operations.

9. The Company may not be able to adequately protect its intellectual proprietary rights and any attempt to protect the Company's intellectual property may require the expenditure of significant financial and managerial resources. Moreover, any steps by the Company to protect its

intellectual property may not adequately protect its rights or prevent third parties from infringing or misappropriating its proprietary rights. Additionally, it may become subject to third-party claims that it infringed their proprietary rights or trademarks. Such claims, whether or not meritorious, may result in the expenditure of significant financial and managerial resources, injunctions against the Company or the payment of damages by the Company.

10. The Company's management will have sole management authority over the business of the Company. Investors will not become members of the Company and shall have no voting, dividend, minority ownership rights, or other rights or status as a member of the Company as a result of his, her or its investment. Investors will have no right to vote with respect to the management or to participate in any decision regarding management of the Company's business.

11. While the rights of the RSAs being offered would not be materially limited, diluted or qualified by the rights of any other class of security issued by the Company, the Company's management may authorize the issuance of additional debt financing, which may effect its ability to service the obligations under the RSA, which could lead to Investors losing all or part of their investment.

12. The Company is obligated to indemnify officers of the company, which could result in a decrease in the assets available for the Investors. Additionally, there are very limited circumstances under which the management of the Company can be held liable to the Company. Accordingly, it may be very difficult for the Company or any investor to pursue any form of action against the management of the Company.

13. The Company has not yet secured the regulatory permits and licenses necessary to begin brewing operations and commence retail sales of food and alcoholic beverages. The Company expects to have all necessary licenses and permits in place in the near term however there is no guarantee they will be successful in doing so. If the Company is unable to secure the necessary licenses and permits its financial and operational results may be adversely affected.

14. The Company plans to operate and oversee the production and sale of food and alcoholic beverages, with consumption of its products occurring on Company premises. As a result, it needs to have the proper insurance policies in place to protect against to liability arising from incidents that might occur to employees or customers in the production, sale and consumption of its food and alcoholic beverage products. As of the date of the offering, the Company has not obtained full insurance coverage plans but is in the process of evaluating coverage options. Management does not foresee any issues to securing the appropriate insurance coverage, however a failure to secure its target coverage in a timely and cost-effective manner may delay opening timeline and result in a material adverse impact on the Company's financial and operational performance. Failure to maintain appropriate coverage going forward may result in a customer or employee claim for which the Company may need to cover expenses and damages from Company resources. Lack appropriate coverage or Company resources to cover such claims may result in a material adverse impact on the Company's financial and operational performance.

15. The Company is planning a phased buildout of its brewpub and tasting room. It will be dependent on cash flow from initial retail sales in addition to owner funds in order to generate sufficient cash to complete later stages of the buildout plan. If the initial buildout doesn't generate sufficient sales to fund the later stage development or if the founders do not provide sufficient funds to complete the buildout, the Company may not be able to meet its projected financial goals.

Security Related Risks

1. The RSAs being offered by the Company have not been registered under federal or state securities laws, and are being offered pursuant to the exemption from registration in Securities Act Section 4(a)(6) and in accordance with Section 4A and Regulation Crowdfunding (§ 227.100 *et seq*.). As a result, the RSAs are subject to restrictions on transferability and resale and may not be transferred, sold, or otherwise disposed of, by any purchaser of the RSAs during the one-year period beginning when the RSAs were issued, unless the RSA is transferred (i) to the Company; (2) to an accredited investor; (3) as part of an offering registered with the U.S. Securities and Exchange Commission; or (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance. The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D promulgated under the Securities Act, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse. There is no market for the RSAs and no such market is expected to develop following the Offering.

2. Investors will be entitled to receive a return on their investment only through the RSAs and the monthly revenue share payments thereunder. In the event that the Company does not generate sufficient revenues from operations, investors may not receive any return at all and/or may lose a substantial portion (or possibly all) of their investment amounts. The return to investors and the future value of the investment will depend on a number of factors which cannot be predicted at this time and which may be beyond the control of the Company. These include the general, local, and industry-related economic conditions. Neither the Company nor Localstake makes any representations or warranties with respect to any return on an investment in the Company.

3. The RSAs are unsecured obligations of the Company and in the event of a default under the RSAs, investors will have no recourse against the assets of the Company and rights that the investor may have under the RSA will be subordinate to the Company's lenders, if any.

4. The Company intends to treat the RSAs as debt for federal income tax purposes. As described more fully in the Certain Tax Considerations, the classification of the RSAs as debt for federal income tax purposes is not certain and no guarantee can be made that the IRS will accept the Company's treatment as such. See "CERTAIN TAX CONSIDERATIONS".

5. Because of the nature of the amount and timing of payments to be made under the RSAs, investors will be required to recognize interest income from an RSA each year under the original issue discount ("OID") rules contained in the Internal Revenue Code, even if no payments are made with respect to the RSAs.

6. Investors will not become members of the Company and shall have no voting, dividend, or other rights or status as a member of the Company as a result of his, her or its investment. Investors shall only be entitled to their pro rata share of collected gross revenue of the Company, up to the Maximum Revenue Share Amount. The only return on the investment is the monthly revenue share payments set forth in the RSAs.

CAPITALIZATION AND PREVIOUS SECURITIES OFFERINGS

Capitalization of the Company

The following table sets forth the capitalization of the Company as of the date of this Offering:

Member	*Percentage Interest Based on Voting Power*
Beer Church Hospitality Group, Inc. [1][2]	100.0%
TOTAL:	**100.00%**

[1] Beer Church Hospitality Group, Inc. (the "Parent Company") is the sole owner of Company. The Parent Company's common stock is beneficially owned by the two principal owners and founders of the Company, John Lustina (20%), Jane Simon (38%) and Beer Church Hospitality Group Inc. 401k plan (42%), to which Jane Simon is the sole beneficiary. All ownership interests provided for the Parent Company are based on voting power. There are no additional owners of Parent Company.
[2] The Company has only one class of securities, common membership interests, which carry limited voting rights and cede management control of the Company to the duly elected Managing Members.

The Company also has an outstanding, unsecured debt obligation in the form of various Revenue Sharing Agreements with individual creditors, with a total outstanding obligation of $75,000, which matures on 2/28/2019. This debt obligation is to be paid down from 5% of the monthly gross revenues of the Company, carries no voting rights, and will be pari passu with the RSAs contemplated in this Offering.

Information on Previous Security Offerings

The summary below sets forth a description of the terms and conditions of the outstanding securities of the Company issued in connection with the Company's previous securities offerings:

Securities Issued:	Revenue sharing agreements issued under an exemption from registration using Regulation D, Rule 504.
Closing Date of the Offering:	April 1, 2016 (the "Closing Date")
Amount of the Offering:	$50,000
Voting Rights:	Investors are not members of the Company and have no voting, dividend, or other rights or status as a member of the Company as a result of his, her or its investment.
Uses of Proceeds	The Company designated the use of the proceeds from this Offering for equipment purchases, location build-out, general working capital purposes and other necessary expenditures.

RELATED PARTIES TRANSACTIONS

The Company has entered into related parties transactions since the beginning of the Company's last fiscal year in the form of equity capital contributions into the Company. These transactions have been made on an as needed basis and there are no agreements in place that contemplate related party transactions. A summary of the activity since the beginning of 2015 is a follows:

	Amount of Interest
Jane Simon (Officer/Beneficial Owner)	$75,100
Equity capital contribution	
John Lustina (Officer/Beneficial Owner)	$38,500
Equity capital contribution	
Total Contribution	$113,600

The Investor should be aware that the Company's management has the sole authority to enter into transactions with related parties that could increase the indebtedness of the Company or create conflicts of interest associated with the operations of the Company, which could have a materially adverse affect on the Company's abilities to meet the obligations of the RSAs offered herein.

PENDING LITIGATION

Management is aware of threatened litigation against the Company by certain vendors of construction in conjunction with the buildout of the brewery, including:

1. *Rolling Prairie Excavating Inc*.: ongoing dispute with contractor, including a filed lien on the property of $100,681.43.
    a. *Management Commentary*: Management intentionally withheld full payment from Rolling Prairie because their parking lot work was not only incomplete but, according to city officials, not to code and, according to guests, unpleasant to drive through; the parking lot is not required until Phase II, so the Company was still able to open in spite of its condition, and allowed to use the lot only in the case of guest overflow. Because the Company anticipated the likely need for such overflow parking options even in Phase I given anticipated interest in the brewery, they have been demanding Rolling Prairie return and remedy their work to satisfactory code and commercial levels, but Rolling Prairie has been unresponsive. Management is confident had they not withheld payment for satisfactory work they would never have heard from this contractor again and been left with a parking lot not passable for Phase II capacity levels, although now allowed for Phase I overflow. The Company will pay Rolling Prairie the full amount owed upon them ultimately bringing their work up to the contracted commercial level of completion that they are obligated to by contract, and are in the process of trying to get them to agree to this.

2. *Smith Custom Builders Inc*.: ongoing dispute with contractor, including a filed lien placed on the property for $152,099.94.
    a. *Management Commentary*: To date, the company has paid Smith Custom Builders $136,692.02 on a contract for only $118,803.73, so the company is currently at $17,888.29 paid above any existing contracts or change orders with Smith Custom

Builders. The contention by Smith Custom Builders that this amount is owed is strongly disputed by management.

3. *Reith Riley*: ongoing dispute with contractor, including a filed lien placed on the property for $57,917.30.
    a. *Management Commentary*: The Company has agreed to a payment plan with the contractor to cover the amount owed at $5,000 per month for the next 12 months, at which point the lien will be removed.

4. *Lawrenceville Brewery, Inc*.: pending litigation with a Pennsylvania brewery regarding use of the Beer Church Brewing Co. trademark.
    a. *Management Commentary:* The Company was awarded the trademark and then a brewery in Pittsburgh opposed it. The Company is currently in settlement talks with them trying to work it out. This will likely happen but if not, the Company is confident it will succeed because the Pittsburgh brewery has not been properly protecting their mark in all instances, which they are required to do to be able to claim exclusive usage.

Management intends to continue to pursue the expedited removal of these liens and the settlement of the threatened litigation, does not believe either case will effect the operations of the business, and believes the Company has sufficient capital available to address them. However, this pending litigation and any future litigation could result in a material adverse effect on the Company's business, financial condition and results of operations.

ONGOING REPORTING

In addition to the Information Rights provided to investors under Section 6 of the RSA, the Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report. Once posted, the annual report may be found on the Company's website at: http://beerchurchbrewing.com/investor_reports

The Company must continue to comply with the ongoing reporting requirements until:
1. the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2. the Company has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
3. the Company has filed at least three annual reports pursuant to Regulation Crowdfunding;
4. the Company or another party repurchases all of the RSAs issued in this Offering, including payment in full of the RSAs; or
5. the Company liquidates or dissolves its business in accordance with state law.

ADDITIONAL INFORMATION

The Offering Materials for the Offering are available on the Localstake Marketplace platform at www.localstake.com (the "Localstake Marketplace Platform"). All communications or inquiries relating to these materials or to a possible investment in the Company should be made through the Localstake Marketplace Platform.

Localstake Marketplace LLC
1010 Central Ave., Suite C
Indianapolis, IN 46202
CRD# 162726
SEC# 8-69063
Telephone: 317-602-4793
support@localstake.com
www.localstake.com